Exhibit 99.1

Contact:	Daniel C. Dunn

Chief Financial Officer

314/771-2400

Allied Healthcare Products Reports Loss

On Depressed Sales

ST. LOUIS, May 10 – The continuing recession in domestic hospital equipment and a dip in international sales resulted in a loss for Allied Healthcare Products (NASDAQ: AHPI) in its third quarter of fiscal year 2013.

Net loss for the quarter ending March 31, 2013, was about $280,000, or a negative 3 cents per basic and diluted share, versus a loss of about $146,000, or a negative 2 cents per basic and diluted share, for the prior year. Sales for the third quarter fell from about $10.7 million to about $9.2 million, or almost 14 percent, from the previous year.

For the first three quarters of fiscal 2013, Allied’s net loss was $1,158,800 or a negative 14 cents per basic and diluted share, compared to a loss of about $268,000, or negative 3 cents per basic and diluted share, for the prior year. Sales for the company’s first three quarters declined from about $32.8 million to $28.4 million, or about 13 percent, from the previous year.

Formerly healthy international sales flattened in the quarter. A major impact was the lack of sales in Venezuela following the illness and death of President Hugo Chavez.

The company is beginning to see good growth in sales with its new carbon dioxide absorbent Litholyme®, used in anesthesia procedures, according to Earl Refsland, Allied president and chief executive officer. “As the market becomes aware of the product’s economic and safety benefits, we believe sales will accelerate accordingly,” Refsland said.

In a one-time event, Allied booked about $516,000 in income in January 2013 from the demutualization and sale of its product liability insurer.

In what will be a recurring expense, Allied paid a new excise tax on medical devices levied as part of the Affordable Care Act. The tax is 2.3 percent on certain devices and cost Allied $70,000 in the third quarter.

Allied Healthcare Products manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care. Allied product lines include respiratory care products, medical gas equipment and emergency medical products. Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical product dealers.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.” Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.

STATEMENT OF OPERATIONS

(UNAUDITED)

	Three months ended, March 31,		Nine months ended, March 31,
	2013	2012	2013	2012

Net sales	$9,210,369	$10,702,421	$28,418,882	$32,778,824
Cost of sales	7,530,816	8,377,307	22,654,421	25,312,756
Gross profit	1,679,553	2,325,114	5,764,461	7,466,068

Selling General and administrative expenses	2,639,976	2,555,649	8,135,616	7,883,631
Income (loss) from operations	(960,423)	(230,535)	(2,371,155)	(417,563)

Interest income	(2,500)	(5,692)	(9,547)	(21,984)
Interest expense	-	-	-	336
Other, net	(507,792)	10,297	(492,566)	36,446
	(510,292)	4,605	(502,113)	14,798

Income (loss) before provision for (benefit from) income taxes	(450,131)	(235,140)	(1,869,042)	(432,361)

Provision for (benefit from) income taxes	(171,050)	(89,353)	(710,236)	(164,297)
Net income (loss)	$(279,081)	$(145,787)	$(1,158,806)	$(268,064)

Net income (loss) per share - Basic	$(0.03)	$(0.02)	$(0.14)	$(0.03)

Net income (loss) per share - Diluted	$(0.03)	$(0.02)	$(0.14)	$(0.03)

Weighted average common shares outstanding - Basic	8,029,076	8,124,386	8,085,091	8,124,386

Weighted average common shares outstanding - Diluted	8,029,076	8,124,386	8,085,091	8,124,386

ALLIED HEALTHCARE PRODUCTS, INC.

BALANCE SHEET

(UNAUDITED)

	March 31, 2013	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	$4,327,408	$5,284,543
Accounts receivable, net of allowances of $300,000	3,434,714	4,843,593
Inventories, net	9,725,284	10,001,226
Income tax receivable	-	46,042
Other current assets	500,360	400,677
Total current assets	17,987,766	20,576,081
Property, plant and equipment, net	9,552,015	9,603,556
Deferred income taxes	1,611,490	867,422
Other assets, net	256,599	300,010
Total assets	$29,407,870	$31,347,069

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,313,073	$1,797,144
Other accrued liabilities	1,903,378	1,855,579
Deferred income taxes	789,668	802,961
Deferred revenue	-	114,700
Total current liabilities	4,006,119	4,570,384

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,427,878 shares issued at March 31, 2013 and June 30, 2012; 8,027,147 and 8,124,386 shares outstanding at March 31, 2013 and June 30, 2012, respectively	104,279	104,279
Additional paid-in capital	48,574,034	48,540,802
Accumulated deficit	(2,295,774)	(1,136,968)
Less treasury stock, at cost; 2,400,731 and 2,303,492 shares at March 31, 2013 and June 30, 2012	(20,980,788)	(20,731,428)
Total stockholders' equity	25,401,751	26,776,685
Total liabilities and stockholders' equity	$29,407,870	$31,347,069